Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

May 23, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated May 1, 2014 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014. The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the applicable Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

1.	Please provide us with the list of your largest patent portfolios acquired prior to 2011, representing more than 20% of your total patents carrying value as of December 31, 2013. Please also provide us with the acquisition dates, acquisition costs, and annual revenues generated from each of the patents for each of the three years ended December 31, 2013.

Company Response. We respectfully submit that no patent portfolios acquired prior to 2011, represented more than 20% of our total patents carrying value as of December 31, 2013. Patent portfolios acquired prior to 2011 (including acquisition costs incurred during fiscal year 2011) represented approximately 3% of our total patents carrying value as of December 31, 2013.

2.	Please tell us what percentage of the total patent carrying value as of December 31, 2013 represents patent portfolios that have not generated revenue to date. Please provide us with total acquisition costs for these portfolios by year.

Company Response. We respectfully submit that approximately 32 percent of the total patent carrying value as of December 31, 2013 represents patent portfolios that have not generated revenue to date. Acquisition costs by year for these portfolios are as follows:

Acquisition Costs by Year

Fiscal 2013	$18,589,568
Fiscal 2012	72,084,028
Fiscal 2011	477,376
Fiscal 2010	74,303
$91,225,275

1

Your response to comment 1 indicates that you use the “Income Approach” in estimating the fair value of the patent portfolios. Please tell us the events or changes in circumstances which have affected the assumptions you used in the Income Approach. For those that you have recorded impairment charges, please tell us the average time period between the occurrence of an event (or change in circumstances) and the recording of an impairment charge.

Company Response. Events or changes in circumstances which have affected the assumptions used in the Income Approach include the following:

•	Potential infringers have increased or decreased product offerings that increase or decrease, respectively, estimates of future potential revenues.

•	New market participants may have entered the market, or existing market participants may have exited the market, potentially increasing or decreasing, respectively, estimates of future potential revenues.

•	Decisions by management to terminate a patent portfolio licensing program and return the patents back to the previous patent owner.

•	A decision by management to no longer pursue a patent portfolio licensing program due to unfavorable developments in the litigation and enforcement program.

•	Changes in estimates of the cost / benefit of continuing to pursue a licensing program due to:

•	Changes in addressable market arising from narrowing or widening of the scope of the patent claims occurring during the litigation process (ie. Markman rulings, interim rulings on motions in the case etc.)

•	Information that arises during the litigation fact discovery process that impacts exposed products or potential revenues that amends previous estimates of potential cash inflows.

•	Difficulties relating to technical issues arising in the litigation and enforcement process impacting estimates of the probability of success.

For patent portfolios that we have recorded impairment charges, on average the time period between the occurrence of an event (or change in circumstances) and the recording of an impairment charge has been relatively short, in that impairment charges have been recorded at the time that it is determined that circumstances have changed and estimated expected net cash flows are not sufficient to recover the remaining carrying value of patent assets. For example, impairment charges recorded due to unfavorable developments in the litigation process are recorded in the period that the determination is made that, based on estimates of probability, the development or change in circumstance reduces estimated net future cash flows for the patent portfolio below its carrying value. Impairment charges due to a decision to terminate a program and return the patents or a decision to no longer pursue the program due to cost benefit considerations are recorded in the period that management makes the determination.

2

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours, ACACIA RESEARCH CORPORATION /s/ Clayton J. Haynes Clayton J. Haynes Chief Financial Officer and Treasurer

3